

May 6, 2013

Via E-Mail

Peter M. Fass, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036

> **Re:** **Lightstone Value Plus Real Estate Investment Trust, Inc.**
> **Schedule TO-I**
> **Filed May 1, 2013**
> **File No. 005-86416**

Dear Mr. Fass:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Conditions of this Offer, page 21

1. Please refer to the second full condition on page 22. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The reference to tender or exchange offers or other transactions "other than in the ordinary course of business" appears to be subjective, thus possibly making the offer illusory. Please delete or revise to describe any transactions of the type described that could be considered to be in the ordinary course of business, so that security holders will have the ability to objectively determine whether the condition has been triggered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions